# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coya Therapeutics, Inc., CIK 0001835022
CUSIP: 22407B108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5850 San Felipe St., Suite 500, Houston, Texas (TX), 77057
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-23-00341
Filed by CIK 0001489933

## Reporting persons
- DME Capital Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,267,669; sole dispositive power 0; shared dispositive power 1,267,669; aggregate amount beneficially owned 1,267,669 (7.6% of the class)
- DME Advisors, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 383,771; sole dispositive power 0; shared dispositive power 383,771; aggregate amount beneficially owned 383,771 (2.3% of the class)
- DME Advisors GP, L.L.C.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,651,440; sole dispositive power 0; shared dispositive power 1,651,440; aggregate amount beneficially owned 1,651,440 (9.9% of the class)
- EINHORN DAVID: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,651,440; sole dispositive power 0; shared dispositive power 1,651,440; aggregate amount beneficially owned 1,651,440 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Coya Therapeutics, Inc.
Address of issuer's principal executive offices: 5850 San Felipe St., Suite 500, Houston, Texas, 77057

## Item 2. Person Filing
Name of person filing:
This Amendment No. 2 (the "Amendment") to Schedule 13G relating to common stock, par value $0.0001 per share ("Common Stock") of Coya Therapeutics, Inc., a Delaware corporation (the "Company" or the "Issuer"), as an amendment to the Schedule 13G filed with the SEC on December 12, 2023, as amended on February 14, 2024. This Amendment is being filed on behalf of DME Capital Management, LP, a Delaware limited partnership ("DME CM"), DME Advisors, LP, a Delaware limited partnership ("DME Advisors"), and DME Advisors GP, LLC, a Delaware limited liability company ("DME GP" and together with DME CM and DME Advisors, "Greenlight"), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the "Reporting Persons").

This Amendment relates to Common Stock of the Issuer held by Greenlight for the account of private investment funds and managed accounts (the "Greenlight Accounts") for which Greenlight acts as investment advisor (or general partner of the investment advisor) and with respect to which Mr. Einhorn may be deemed to have indirect investment and/or voting power as the principal of Greenlight and other affiliated entities. DME GP is the general partner of DME CM and DME Advisors.

The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Common Stock reported herein. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any shares of Common Stock, if applicable.

This Amendment is being filed to amend and restate Item 4.
Address of principal business office or, if none, residence: 140 East 45th Street, 24th Floor, New York, New York 10017
Citizenship:
DME CM is a limited partnership organized under the laws of the State of Delaware.
DME Advisors is a limited partnership organized under the laws of the State of Delaware.
DME GP is a limited liability company organized under the laws of the State of Delaware.
David Einhorn is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
1,651,440 shares

The number of shares of Common Stock reported herein as beneficially owned by the Reporting Persons includes an aggregate of 5,000 shares issuable upon the exercise of warrants. The percentages reported herein are calculated on the basis of the Company's statement in the Company's prospectus dated November 29, 2024 that there were 16,707,441 shares of Common Stock outstanding as of November 4, 2024.
Percent of class: 9.9
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 1,651,440 shares
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition: 1,651,440 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on December 12, 2023.

## Signatures
- DME Capital Management, LP: /s/ Daniel Roitman, DME Advisors GP, LLC, its General Partner, by Daniel Roitman/Chief Operating Officer (02/14/2025)
- DME Advisors, LP: /s/ Daniel Roitman, DME Advisors GP, LLC, its General Partner, by Daniel Roitman/Chief Operating Officer (02/14/2025)
- DME Advisors GP, L.L.C.: /s/ Daniel Roitman, Daniel Roitman/Chief Operating Officer (02/14/2025)
- EINHORN DAVID: /s/ Daniel Roitman*, Daniel Roitman, on behalf of David Einhorn (02/14/2025)
Comment: * The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file Schedule 13G on David Einhorn's behalf, filed as Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on August 29, 2019 by the Reporting Persons with respect to the common units of CONSOL Coal Resources, is hereby incorporated by reference.